UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT CONTINUOUS STRONG GROWTH IN REVENUES AND TRADING PERFORMANCE IN THIRD QUARTER 2006: REVENUES UP 11.4% TO €11.8 BILLION AND TRADING PROFIT UP 84% TO €427 MILLION

SIGNATURES

FIAT CONTINUOUS STRONG GROWTH IN REVENUES AND TRADING PERFORMANCE IN THIRD QUARTER 2006: REVENUES UP 11.4% TO €11.8 BILLION AND TRADING PROFIT UP 84% TO €427 MILLION

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for the third quarter of 2006.

•	Fiat Group revenues increased by 11.4% to €11.8 billion, driven by a 27.6% increase in Fiat Auto revenues, to €5.5 billion, and a 14.4% rise in sales of truck sector, to €2.1 billion.
o
Continued success of recent Automobile models, despite tough market conditions and increased competition in key segments, fueled a sharp increase in Fiat Auto unit delivered to nearly 460,000 vehicles in the quarter. Fiat Auto is on track to meet its full year 2 million unit volume target.

o	Agricultural and Construction Equipment at CNH were stable in constant currency terms.
o	Iveco revenues were boosted by higher volume and better pricing/mix despite trading conditions in Iveco’s key markets.
o
Sales of Components & Production Systems grew at Fiat Powertrain Technologies (FPT) and Magneti Marelli, both benefiting from healthy demand for Group products. Comau revenues were down sharply reflecting a slowdown in industry wide demand.

•
Trading profit rose 84% to €427 million, as Fiat Auto posted a fourth consecutive quarterly profit (€51 million) and Iveco rose 79% to €156 million. CNH trading profit was up slight at €137 million. Trading profit from Components & Production Systems was down sharply to €83 million (down € 18 million) as improvements at Magneti Marelli and FPT could not offset the trading loss at Comau.

•	Net income totaled €200 million, an improvement of €409 million over the third quarter of 2005, excluding unusual items.
•	Net industrial debt, at €2.6 billion, reflected the operational seasonality, partly offset by proceeds from disposals.
•	Liquidity was strong at €5.5 billion at September 30, 2006.

The Group

Fiat Group revenues totaled €11.8 billion in Q3 2006. The 11.4% improvement from the same period of 2005 was largely attributable to Fiat Auto and Iveco.

Revenues in the Automobiles business area rose by 25.5%. The increase is largely due to higher sales volumes at Fiat Auto, whose revenues rose 27.6% to €5.5 billion. Ferrari revenues also increased (+9.9%).

Iveco also contributed to the improvement, with revenues of €2.1 billion, up 14.4% on higher sales volume and better pricing/mix.

CNH reported a 5.8% decrease in revenues, due to the negative foreign exchange translation impact. Excluding the currency impact, CNH revenues would have been stable compared to Q3 2005. Lower volume in agricultural equipment and, to a much lesser extent, in construction equipment was offset by improved pricing and higher revenues from financial services.

Revenues at the Components & Production Systems business area(1)  rose by 1.6% to €2.7 billion in Q3 2006. Revenues rose at Fiat Powertrain Technologies (+11.8%) and Magneti Marelli (+6.1%). At Teksid, over half of the 11.5% drop in revenues is due to changes in the scope of consolidation. Comau revenues were down 31.8% due to the decrease in contract work.

Trading profit amounted to €427 million, compared with a trading profit of €232 million in Q3 2005 (up 84% or € 195 million). Significant improvements were achieved in the Automobiles business area, particularly at Fiat Auto, which reported a trading profit of €51 million, against a trading loss of €85 million in Q3 2005, and by Iveco, whose trading profit rose from €87 million to €156 million. CNH reported a slight increase in trading profit, from €133 million to €137 million, while the Components & Production Systems business area reported lower trading profit (€83 million versus €101 million in Q3 2005) reflecting the drop at Comau, only partly offset by improvements at Magneti Marelli and Fiat Powertrain Technologies. Excluding Comau trading profit increased by €15 million.

Operating income, totaling €427 million, includes gains on disposals of investments for € 159 million (chiefly on the sale of Banca Unione di Credito - BUC, €80 million), offset by restructuring charges (€129 million) and other unusual charges (€30 million) mainly attributable to CNH and Comau. The €409 million operating income reported in Q3 2005 included €881 million in capital gains, mainly on Italenergia Bis, largely offset by restructuring costs of €420 million and other negative unusual items for a total of €284 million.

Net financial expenses totaled €120 million in Q3 2006, against net expenses of €212 million in the same period of 2005. The decrease was nearly entirely attributable to a reduction in net industrial debt (mainly due to the conversion of Mandatory Convertible Loan and closure of Italenergia Bis transaction).

Income before taxes totaled €327 million in Q3 2006, compared with €1,036 million in the same period of 2005. Net of changes in unusual items (including the unusual financial income on the conversion of the Mandatory Convertible Facility), income before taxes improved by €326 million.

Net income before minority interest was €200 million in Q3 2006, compared with net income of €826 million in the same period of 2005. Excluding the impact of net unusual items, the Group would have posted a net loss of €209 million in Q3 2005. Therefore, on a like-for-like basis, net income improved by €409 million for the quarter.

Net industrial debt amounted to €2.6 billion at September 30, 2006, versus €2.3 billion at the end of Q2 2006. The increase in the quarter is due to operating seasonality, partly offset by proceeds from disposals of investments.

At September 30, the Group’s cash position was €5.5 billion. In addition to operating seasonality, the €1.2 billion decrease in cash & equivalents from the end of Q2 2006 primarily reflects the deconsolidation of BUC’s cash position (approximately €0.3 billion), as well as net repayment of bonds and loans (approximately €0.5 billion).

At the end of September Fiat exercised the call option on the 28.6% interest in Ferrari S.p.A. for approximately € 0.9 billion which was paid in early October. This acquisition is not yet reflected on Net industrial debt at September 30, 2006.

----------------------------------
1) Since January 1, 2006, the Business area includes also Fiat Powertrain Technologies (FPT), which is no longer included in the Automobiles business area. FPT comprises the passenger vehicles engine and transmission activities - over which Fiat regained control in May 2005 following termination of the Master Agreement with General Motors - as well as the industrial powertrain activities that were included in the Iveco Sector until December 31, 2005. The relevant 2005 figures have been reclassified accordingly.

Automobiles

Reflecting the sharp jump in volume sales in Q3 2006, the Automobiles business area achieved a 25.5% increase in revenues to €6.0 billion. Fiat Auto (Fiat, Alfa Romeo, Lancia and Fiat Light Commercial Vehicles) had revenues of €5.5 billion, up 27.6% from Q3 2005.

The strong acceleration in commercial results in Q3 2006 reflected the growing success of recently introduced models.

Fiat Auto delivered a total of 459,700 vehicles, 21.4% more than in Q3 2005. This strong performance was in sharp contrast with market conditions both in Western Europe, where demand dropped by 2.9% while Fiat Auto deliveries rose by 24.1% (279,000 units delivered), and in Italy, where the market contracted by 6.2% while Fiat Auto deliveries rose by 25.1%. Fiat Auto volume rose significantly in all European countries: +55.4% in Great Britain, +26.9% in France, +12.5% in Germany, and +10.1% in Spain.

Consequently, Fiat Auto’s market share improved to 30.8% in Italy (+3.2 percentage points) and to 7.1% in Western Europe (+1.0 percentage point).

In Brazil, where overall demand expanded by 17.2%, Fiat Auto deliveries rose by 20.3%, achieving market share of 26.3% (+1.5 percentage points).

Sales trends were similar in Poland: demand rose by 1.3%, and Fiat deliveries rose by 7.9%. The Sector’s market share of 9.9% remained largely unchanged from Q3 2005.

The performance of commercial vehicles also improved in Q3 2006, driven by the success of the new Doblò Cargo (Van of the Year 2006) and vans derived from car models, plus the new Ducato which was distributed starting June 2006. A total of 70,100 light commercial vehicles were delivered (+4%). In Western Europe, where demand rose by 2.6%, a total of 43,400 units were delivered (+11.8%) and the Sector’s share of the light commercial vehicles market was 10.7% (+0.6 percentage points), while it was 47.5% in Italy (+5.9 percentage points).

Fiat Auto had a trading profit of €51 million, a substantial improvement from a loss of €85 million in Q3 2005. The improvement was mainly attributable to higher sales volumes, a better product mix and containment of governance costs, which were partly offset by higher advertising costs related to the new models.

New product roll-outs continued at a brisk pace. At the recent Paris Motor Show, Fiat Group models captured the attention of both the press and the public. One of the models that received greatest attention was the Alfa Romeo 8C Competizione, a limited edition supercar that embodies the spirit of the Alfa Romeo brand. The new Ypsilon, the latest version of the “classy compact car”, and the highly anticipated Delta HPE, prototype of the future mid-range model for the Lancia brand (production is scheduled to start in 2008) also attracted great interest. The Fiat stand also featured two new versions of the popular Panda: the 100HP, aimed at buyers looking for sporty performance, and the Panda Panda, a bi-fuel model that runs on both gasoline and compressed natural gas. In the quarter, the Lancia brand celebrated its 100th anniversary through a partnership with the Venice Film Festival. The Fiat Perla, a new car designed for the local market, was presented in China. The target for the entire product range of Fiat is 300,000 units by 2010.

Maserati had revenues of €106 million in Q3 2006, down 7% from Q3 2005, which had benefited from additional sales of the special MC12 series.

A total of 1,147 units were delivered during the period. The mix changed, with a contraction in volumes of the Quattroporte, as the market awaits the launch of a new model in early 2007, largely offset by higher sales of the GranSport Victory version of the Coupé and Spider models.

During the period, the trading loss of Maserati was €6 million, down from a loss of €10 million in Q3 2005. The improvement was mainly attributable to efficiency gains on industrial and governance costs.

Ferrari had revenues of €332 million in Q3 2006. The 10% increase from Q3 2005 reflected a 9% rise in deliveries to the dealer network, to 1,313 units. The 599 GTB Fiorano, the new 12-cylinder coupé, achieved successful sales and a strong order intake.

Ferrari posted a Q3 2006 trading profit of €38 million, compared with €42 million in the same period of 2005. The improvement due to the rise in deliveries was more than offset by an incidental impact from the racing activity.

Agricultural and Construction Equipment

CNH - Case New Holland revenues totaled €2.3 billion in Q3 2006, down 5.8% from the same period of 2005. Excluding the foreign exchange translation impact, revenues would have been stable. Lower volume in agricultural equipment and, to a lesser extent, in construction equipment was offset by improved pricing and higher revenues from financial services.

In Q3 2006, the global agricultural equipment market remained largely unchanged from the same period a year earlier, as lower demand for tractors and combine harvesters in North America (-9%) was offset by growth in rest of the world countries. In Europe, demand for agricultural equipment was substantially unchanged. Against this backdrop, CNH deliveries of tractors were flat or lower in all regions with the exception of Latin America, while global deliveries of combine harvesters were lower.

The global market for construction equipment grew by 8%. Demand was up in all regions of the world, with the exception of North America, where the market contracted by 7%. Deliveries of CNH construction equipment products were down slightly, reflecting lower North American demand and a delay of the ramp up in production.

CNH had a trading profit of €137 million during the period, up from the €133 million reported in Q3 2005, primarily reflecting improved pricing and production cost efficiencies, offsetting the negative volume impact.

CNH dedicated considerable efforts to renewal and update of its product lines, launching a total of 17 new or restyled products during the quarter.

Trucks and Commercial Vehicles

Iveco reported revenues of €2.1 billion in Q3 2006, up 14.4% from the previous year. The improvement stemmed from higher sales volumes and better pricing/mix. Iveco delivered a total of 40,300 units during the period (including 4,700 units with buy-back), up 7.2% from the same period in 2005. In Western Europe, deliveries totaled 29,300 units, an increase of 11.5%. Particularly strong performances were reported in Spain (+40.5%), France (+26.7%) and Germany (+25.8%). Conversely, deliveries were down in Italy (-12.8%) and Great Britain (-15.1%), reflecting lower market demand. Volumes were higher in Easter Europe and stable in all other world markets.

Iveco’s market share was largely stable during the period in Western Europe (10.9%). Market share rose in Germany and Spain and decreased in Great Britain, France and in Italy, where demand fell by 8.4%. During the quarter, Iveco sales benefited from the market’s interest in the new Daily, launched in late May.

Iveco had a trading profit of €156 million in Q3 2006, versus €87 million in Q3 2005. This 79% increase stemmed from higher volume, better pricing/mix and efficiency gains on governance costs.

In July, Iveco signed an agreement for a joint-venture with SAIC Motor Corporation Ltd and Chongqing Heavy Vehicle Group Co. Ltd. Pursuant to the agreement, the two companies will establish a 50-50 joint-venture, SAIC Iveco Commercial Vehicle Investment Company Ltd, active in the heavy commercial vehicle segment. The new JV has agreed to acquire a 67% interest in Chongqing Hohgyan Automotive Co. Ltd, a subsidiary of the Chongqing Heavy Vehicle Group.

In September, Iveco signed an agreement with Nanjing Automotive Corporation (NAC) relative to the acquisition by Naveco - a joint-venture of Iveco and the NAC Group - of all commercial vehicle-related businesses conducted by the Yuejin Motor Company, a subsidiary of NAC. These transactions supports Iveco’s strategy of offering a complete range of commercial vehicles in China.

Components & Production Systems

Fiat Powertrain Technologies had revenues of €1.3 billion in Q3 2006, an improvement of 11.8%. The Passenger & Commercial Vehicles product line contributed €760 million (+13%) in revenues, while the Industrial & Marine product line contributed €581 million (+ 9%).

In Q3 2006, the Passenger & Commercial Vehicles product line delivered 518,000 engines, 18% of which were diesel engines made for General Motors and Suzuki, and 389,000 transmissions.

Sales of engines made by the Industrial and Marine product line during Q3 2006 were substantially at the same level as in the corresponding period a year earlier (96,000 vs. 97,000).

Fiat Powertrain Technologies had a Q3 2006 trading profit of €32 million, compared with €24 million in Q3 2005, as efficiencies more than offset higher raw materials prices, primarily aluminum.

During Q3 2006, the Industrial and Marine product line started production of all versions of Euro 4 Diesel engines for automotive use and gas versions for urban transport. It industrialized the Tier 3 versions for industrial applications and developed different versions of the Cursor engines.

In July, FPT and Iveco signed a Memorandum of Understanding with SAIC Motor Corporation to establish a long-term partnership in China in the field of medium and heavy Diesel engines. Industrial plans include the manufacturing of three different medium and heavy engine ranges: F5, NEF (in both 4 and 6 cylinder versions), and Cursor 9. The localisation of these engine families will guarantee a competitive engine offer in China.

Magneti Marelli had revenues of €979 million in Q3 2006. The 6% increase from the same period a year earlier reflects higher sales both of Fiat, Alfa Romeo and Lancia models, and to clients outside the Group, which benefited all business lines. Based on the same scope of activity, the revenue increase would have been 10%.

During the quarter, Magneti Marelli introduced new products in nearly all business lines.

Magneti Marelli posted a trading profit of €44 million in the quarter, up €6 million from the third quarter of 2005. The improvement is attributable to higher sale volume, streamlining of its cost base and efficiency gains, more than offsetting price pressures.

Teksid had revenues of €223 million in Q3 2006, down by 12% from a year earlier. This year-on-year decrease reflects also the disposal of SBFM, a French subsidiary operating in the Cast Iron Business Unit. Excluding this change, revenues would have been down by 4%, mainly due to lower volumes in magnesium activities.

In Q3 2006, Teksid’s trading profit amounted to €15 million, in line with the result reported a year ago, when it had benefited from non-recurring income of €6 million. The period was therefore characterized by major improvement in operating performance.

Comau had revenues of €288 million. The 32% reduction from Q3 2005 was attributable to a sharp slowdown in body-welding and powertrain business lines in Europe and at Comau Pico. Conversely, service activities in Europe and South America reported positive performances in Q3 2006.

Reflecting the drop in investments by car makers, Comau’s order intake during the period totaled €184 million, down 8% from Q3 2005. The order backlog at the end of the period totaled €625 million, down 12% from December 31, 2005.

Comau reported a trading loss of €8 million for Q3 2006, compared with a trading profit of €25 million in the same period of 2005, reflecting lower volume and deteriorating margins in the body-welding and powertrain portions of the business.

Other Businesses

Business Solutions reported revenues of €156 million in Q3 2006. The 24% decrease from the same period of 2005 is due to the sale of Atlanet. On a comparable basis, revenues would have been in line with those of Q3 2005.

The trading profit of Business Solutions was €10 million during the period, in line, on a comparable basis, with the result for Q3 2005.

Itedi generated revenues of €80 million in Q3 2006. The 4% decrease from Q3 2005 stemmed from lower advertising revenues at Publikompass.

In Q3 2006, Itedi had a trading loss of €2 million. The improvement from Q3 2005 was mainly attributable to Editrice La Stampa.

Group results during the first nine months

Fiat Group had revenues of €38 billion in the first nine months of 2006, up 14% from the same period a year earlier. The increase was driven by sales in the Automobiles business area, in addition to positive performance at the Group’s principal industrial Sectors.

Group trading profit, €1.4 billion, more than doubled from the trading profit of €639 million reported during the same period of 2005, with major improvements in the Automobiles business area and at Iveco. The result of the Automobiles business area was led by Fiat Auto, which reported a trading profit of €196 million, a €498 million improvement over the first nine months of 2005.

Net income before minority interest was €681 million, in contrast with net income of €1.3 billion in the same period of 2005. If net unusual income were excluded (General Motors settlement, Italenergia BIS gain, unusual financial income stemming from the Mandatory Convertible Facility operation, restructuring costs and other unusual expenses), net result in the first nine months of 2005 would have been negative by €0.5 billion. Consequently, the improvement in net income for the first nine months of 2006 was €1.1 billion on a comparable basis.

Full-year outlook

The Q3 2006 results confirm the improvement achieved in the first half of the year. Consequently, the Group remains on track towards achieving the upward revised targets for the year: trading profit of €1.85 billion, of which €250 million coming from Fiat Auto; net income of €800 million (exclusive of one-off gains); and net industrial debt slightly higher than €2 billion (subject to the completion of the Fidis transaction by the end of the year).

Turin, October 26, 2006

Today, at 4:30 p.m. CET, the Group’s management will present the results for the third quarter of 2006 in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group’s website

Consolidated Income Statement

(in millions of euros)	3rd quarter 2006	3rd quarter 2005	1/1/-9/30/2006	1/1/-9/30/2005
Net revenues	11,809	10,597	37,973	33,404
Cost of sales	10,043	8,997	32,111	28,526
Selling, general and administrative costs	1,059	1,049	3,468	3,316
Research and development costs	331	326	1,032	1,007
Other income (expenses)	51	7	47	84
Trading profit	427	232	1,409	639
Gains (losses) on the disposal of investments	159	881	167	901
Restructuring costs	129	420	137	502
Other unusual income (expenses)	(30)	(284)	(30)	816
Operating result	427	409	1,409	1,854
Financial income (expenses)	(120)	(212)	(418)	(648)
Unusual financial income	-	858	-	858
Result from investments	20	(19)	110	6
Result before taxes	327	1,036	1,101	2,070
Income taxes	127	210	420	734
Result from continuing operations	200	826	681	1,336
Result from discontinued operations	-	-	-	-
Net result before minority interest	200	826	681	1,336
Minority interest	5	8	68	43
Group interest in net result	195	818	613	1,293

Net Revenues

1.1 - 9.30				3rd quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
18,645	15,236	22.4%	Automobiles (Fiat Auto, Maserati, Ferrari)	5,954	4,745	25.5%
7,980	7,628	4.6%	Agricultural and Construction Equipment (CNH)	2,314	2,456	-5.8%
6,452	5,976	8.0%	Trucks and Commercial Vehicles (Iveco)	2,095	1,832	14.4%
9,167	7,501	n.s.	Components & Production Systems (FPT, Magneti Marelli, Teksid, Comau)	2,733	2,691	1.6%
1,130	1,179	-4.2%	Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	355	392	-9.4%
(5,401)	(4,116)	-	Eliminations	(1,642)	(1,519)	-
37,973	33,404	13.7%	Total for the Group	11,809	10,597	11.4%

Trading profit

1.1 - 9.30.				3rd quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
266	(291)	557	Automobiles (Fiat Auto, Maserati, Ferrari)	83	(53)	136
547	538	9	Agricultural and Construction Equipment (CNH)	137	133	4
389	217	172	Trucks and Commercial Vehicles (Iveco)	156	87	69
270	238	32	Components & Production Systems (FPT, Magneti Marelli, Teksid, Comau)	83	101	-18
(63)	(63)	-	Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(32)	(36)	4
1,409	639	770	Total for the Group	427	232	195

Consolidated Balance Sheet

(in millions of euros)		At September 30, 2006	At December 31, 2005
ASSETS
Intangible assets		6,505	5,943
Property, plant and equipment		10,450	11,006
Investment property		19	26
Investments and other financial assets		2,173	2,333
Leased assets		220	1,254
Defined benefit plan assets		9	-
Deferred tax assets		2,102	2,104
Total Non-current assets		21,478	22,666
Inventories		9,028	7,881
Trade receivables		5,161	4,969
Receivables from financing activities		11,890	15,973
Other receivables		2,832	3,084
Accrued income and prepaid expenses		275	272
Current financial assets:		787	1,041
- Current equity investments		29	31
- Current securities		360	556
- Other financial assets		398	454
Cash and cash equivalents		5,083	6,417
Total Current assets		35,056	39,637
Assets held for sale		4,682	151
TOTAL ASSETS		61,216	62,454
Total assets adjusted for asset-backed financing transactions	(a)	51,146	51,725
LIABILITIES
Stockholders' equity:		9,590	9,413
- Stockholders' equity of the Group		8,921	8,681
- Minority interest		669	732
Provisions:		8,466	8,698
- Employee benefits		3,713	3,919
- Other provisions		4,753	4,779
Debt:		21,391	25,761
- Asset-backed financing	(b)	8,606	10,729
- Other debt	(b)	12,785	15,032
Other financial liabilities		141	189
Trade payables		11,631	11,777
Other payables		6,263	4,821
Deferred tax liabilities		549	405
Accrued expenses and deferred income		1,270	1,280
Liabilities held for sale		1,915	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		61,216	62,454
Total liabilities adjusted for asset-backed financing transactions	(a)	51,146	51,725

(a)  At September 30, 2006 Total Assets and Total Liabilities exclude receivables and payables of 1,464 million euros relating to securitization operations included in Assets and Liabilities held for  sale.
(b) The amounts of “Other debt” and “Asset-backed financing” differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the  reclassification of certain debt amounting to 519 million euros previously classified in the balance sheet at December 31, 2005 as Other debt, that has been reclassified as Asset-backed financing, as it substantially relates to the securitization of receivables. This reclassification does not, however, alter the total amount presented as Debt at that date.

Consolidated Statement of Cash Flows

(in millions of euros)			1/1-9/30/2006	1/1-9/30/2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		681	1,336
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		2,210	1,880
	(Gains) losses and other non-monetary items	(a)	(149)	(1,604)
	Dividends received		67	24
	Change in provisions		(70)	632
	Change in deferred income taxes		72	392
	Change in items due to buy-back commitments	(b)	(20)	(204)
	Change in working capital		(778)	(1,205)
	Total		2,013	1,251
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(2,377)		(1,732)
	- Investments	(42)		(30)
	Proceeds from the sale of non-current assets		505	214
	Net change in receivables from financing activities		(321)	522
	Change in current securities		92	(108)
	Other changes	(c)	(12)	2,452
	Total		(2,155)	1,318
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(983)	(3,148)
	- Net change in financial payables		(1,050)	(3,413)
	- Net change in other financial assets/liabilities		67	265
	Increase in capital stock	(d)	16	9
	Dividends paid		(23)	(27)
	Total		(990)	(3,166)
	Translation exchange differences		(121)	299
E)	Total change in cash and cash equivalents		(1,253)	(298)
F)	Cash and cash equivalents at end of period		5,164	5,469
	of which: cash and cash equivalents included as Assets held for sale		81	-
G)	Cash and cash equivalents at end of period as reported in the financial statements		5,083	5,469

(a)  In the first nine months of 2005 this included, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.
(b)  The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.
(c)  The item Other changes for the first nine months of 2005 included, amongst other things, the repayment of the loans granted by the central treasury to the financial services companies sold by Iveco as part of the operation with Barclays (receipts of approximately 2 billion euros) and the effects of the unwinding of the joint ventures with General Motors (inflows of approximately 500 million euros).
(d)  The line item “Increase in capital stock” for the first nine months of 2005 is stated net of the repayment of the Mandatory Convertible Facility amounting to 3 billion euros and the payable of approximately 1.8 billion euros linked to the Italenergia Bis operation, as neither of these led to cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney